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                                                                  EXHIBIT(a)(23)


TO BUSINESS EDITOR:

                     COOKER RESTAURANT CORPORATION ANNOUNCES
                     PRELIMINARY RESULTS OF ITS TENDER OFFER

            WEST PALM BEACH, Fla., Sept. 28 /PR Newswire/ -- Cooker Restaurant Corporation (NYSE: CGR) announced today the preliminary results of its Dutch Auction issuer tender offer for 4,000,000 shares of its common stock, which expired at 5:00 p.m. on Friday, September 25, 1998.

            The depositary for the offer indicated more than 4,000,000 shares had been tendered in the offer. The Company expects to purchase approximately 4,000,000 shares tendered at a price of $10.50 per share.

            The determination of the specific shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn within the tender offer range. The Company expects to announce the final results of the offer at the end of the day on Friday, October 2, 1998.

            CONTACT: Dan DeWeever, ChaseMellon Shareholder Services, L.L.C., 212-273-8293, for Cooker Restaurant Corporation.